Corporate Organizational Structure



Senior Management Organizational Structure



Fitch Ratings, Inc. Organizational Structure



*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Limited Organizational Structure



FITCH RATINGS LIMITED (England)

- FITCH RATINGS CIS LIMITED++ (England)
- FITCH RATINGS ESPAÑA S.A.U. (Spain)
- FITCH ITALIA S.P.A. (Italy)
- FITCH DEUTSCHLAND GMBH (Germany)
- FITCH POLSKA S.A. (Poland)
- FITCH FRANCE (France)

- INTER ARAB RATING COMPANY E.C.* (Bahrain)
- INDIA RATINGS & RESEARCH PTE LTD* (India)
- FITCH INDIA SERVICES PRIVATE LIMITED* (India)
- FITCH RATINGS (BEIJING) LIMITED (China)
- FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
- FITCH NORTH AFRICA SA*^ (Tunisia)
- FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)

- FITCH RATINGS JAPAN LIMITED (Japan)
- FITCH (HONG KONG) LIMITED (Hong Kong)
- FITCH AUSTRALIA PTY. LIMITED (Australia)
- RAM HOLDINGS*^ (Malaysia)
- KOREA RATINGS CORPORTATION* (Korea)
- E-CREDIBLE CO., LTD* (Korea)
- E-CREDIBLE NETWORKS CO., LTD* (Korea)

- FITCH RATINGS SINGAPORE PTE LTD (Singapore)
- PT FITCH RATINGS INDONESIA* (Indonesia)
- FITCH MEXICO S.A. DE C.V. (Mexico)
- FITCH RATINGS BRASIL LTDA (Brazil)
- FITCH HOLDING S.A.* (Chile)
- FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)
- FITCH RATINGS (THAILAND) LIMITED* (Thailand)

- FITCH PERU*^ (Peru)
- AESA RATINGS S.A. CALIFICADORA DE RIESGO *^ (Bolivia)
- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
- FIX-SCR ARGENTINA CALIFICADORA DE RIESGO S.A.*^ (Argentina)
- FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*^ (Uruguay)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.
^Minority owned by Fitch Ratings Limited.